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SECURIT

10028186

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SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALADIN REALTY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10880 WILSHIRE BLVD SUITE 1400
(No. and Street)

LOS ANGELES (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA (XIAOYAN) LI 212-809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IMOWITZ KOENIG & CO., LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVE, 23RD FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, GERALD ARTHUR BOUCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALADIN REALTY SECURITIES LLC, as of DECEMBER 31ST, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subsribed and affirmed before me this 17th day of February, 2010 by Gerald A. Boucher.

Gerald A. Boucher
Signature

CHIEF COMPLIANCE OFFICER
Title

Yolanda Lewis
Notary Public

YOLANDA LEWIS
COMM. # 1649383
NOTARY PUBLIC-CALIFORNIA
LOS ANGLES COUNTY
MY COMM. EXP. MAR. 23, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Imowitz Koenig & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
Paladin Realty Securities, LLC:

We have audited the accompanying statement of financial condition of Paladin Realty Securities, LLC (the "Company), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paladin Realty Securities, LLC, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Imowitz Koenig + Co., LLP
Certified Public Accountants

New York, New York
February 18, 2010

622 Third Avenue *New York, New York 10017*

PALADIN REALTY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	134,342
License		50,000
Prepaid expenses		21,851
TOTAL ASSETS	$	206,193

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	25,000
TOTAL LIABILITIES		25,000
Member's equity		181,193
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	206,193

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 260,222
Interest income	136
TOTAL REVENUES	260,358
EXPENSES:	
Salaries and benefits	1,492,466
Professional fees	57,764
General and administrative expenses	116,040
Registration and regulatory fees	24,992
Impairment loss on license	20,000
TOTAL EXPENSES	1,711,262
Net loss before income tax expense	(1,450,904)
Income tax expense	800
NET LOSS	$ (1,451,704)

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Member's equity - January 1, 2009	$	158,851
Capital contributions		1,474,046
Net loss		(1,451,704)
Member's equity - December 31, 2009	$	181,193

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,451,704)
Adjustments to reconcile net loss to net cash used in operating activities:	
Impairment loss on license	20,000
Changes in assets and liabilities:	
Decrease in due from affiliate	43,619
Increase in prepaid expenses	(1,527)
Decrease in accrued expenses	(5,000)
Net cash used in operating activities	(1,394,612)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,474,046
Cash provided by financing activities	1,474,046
Net increase in cash	79,434
Cash at beginning of year	54,908
Cash at end of year	$ 134,342

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION AND BUSINESS

Paladin Realty Securities, LLC (the "Company"), a Delaware limited liability company, was formed on May 23, 2007. On February 13, 2007, Paladin Realty Advisors, LLC ("Advisors"), the sole member of the Company, entered into a "Membership Interest Purchase Agreement" with David Adams Holdings, LLC to purchase all of the outstanding membership interests of Broadwall Capital, LLC, a registered broker-dealer, for a purchase price of $70,000. This agreement became effective on May 22, 2007. The purchase price of $70,000 was recorded as an acquired intangible asset and classified as a license in the statement of financial condition. The Company shall continue in existence perpetually unless dissolved pursuant to the Company's limited liability company agreement.

The Company operates as a limited-purpose broker-dealer. The primary business of the Company is the distribution of the securities of Paladin Realty Income Properties, Inc. ("PRIP"), a publicly traded, non-listed real estate investment trust and an affiliate of the Company's member. The Company distributes the securities through third-party Financial Industry Regulatory Authority ("FINRA") member firms with which it has selling agreements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the historical cost basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company maintains cash with banking institutions, which amounts at times exceed federally insured limits.

License

The license has been recorded as an acquired intangible asset that has an indefinite life and is not subject to amortization. The license is tested for impairment annually or more frequently if events or changes in circumstances indicate that the license might be impaired. The impairment test consists of a comparison of the fair value of the license to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. The Company recorded an impairment loss of $20,000 for the year ended December 31, 2009.

The useful life of the license is evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life. At the time it is determined that the license no longer has an indefinite life, the license is again tested for impairment. The carrying amount of the license after recognition of an impairment charge, if any, would then be amortized prospectively over the license's estimated remaining useful life.

Revenue Recognition

The Company earns commissions based upon a percentage of the gross proceeds of the sale of securities. Commissions are recognized as earned.

Income Taxes

No provision has been made in the accompanying financial statements for federal income taxes because, as a limited liability company, the taxable income or loss is included in the tax returns of the member.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $109,342, which was $104,342 in excess of its required net capital of $5,000.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

The Company has an "Expense Sharing Agreement" with Advisors, whereby the Company is charged for a monthly allocation of rent expense and office operating expenses and recorded $111,876 for the expenses for the year ended December 31, 2009.

The Company earned commissions of $57,075 from the sale of securities of a private placement offering from an affiliate of its member.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2010, the date the financial statements were available to be issued and determined that no disclosure is required.

SUPPLEMENTAL INFORMATION

PALADIN REALTY SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Credits:	
Total member's equity	$ 181,193
Debits:	
Non-allowable assets	(71,851)
Net capital before haircuts	109,342
Haircuts on securities	-
Net capital	109,342
Minimum net capital requirement	(5,000)
Excess net capital	$ 104,342
Aggregate indebtedness	$ 25,000
Ratio of aggregate indebtedness to net capital	.23 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

PALADIN REALTY SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and was in compliance with the condition of such exemption.

The Company does not effect transactions for anyone defined as a customer as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

Imowitz Koenig & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Paladin Realty Securities, LLC:

In planning and performing our audit of the financial statements of Paladin Realty Securities, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 Third Avenue *New York, New York 10017*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Imowitz Koenig & Co., LLP

Certified Public Accountants

New York, New York
February 18, 2010

622 Third Avenue *New York, New York 10017*

Imowitz Koenig & Co., LLP
Certified Public Accountants

PALADIN REALTY SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

622 Third Avenue *New York, New York 10017*

PALADIN REALTY SECURITIES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

CONTENTS